Exhibit 99.6

Imperial Tobacco Group PLC’s Master Settlement Agreement application approved

Imperial Tobacco Group PLC announces that it has received confirmation from the National Association of Attorneys General in the United States of America that its application to join the Master Settlement Agreement as a Participating Manufacturer has been approved.

Gareth Davis, Chief Executive, said: “This is excellent news and we are looking forward to further enhancing our presence in this highly profitable market. We need to complete a formal brand registration process before launching any new Imperial Tobacco brands in the USA. This process should be concluded in the coming weeks.”

Following its acquisition of Commonwealth Brands, the fourth largest cigarette company in the USA, in April 2007 Imperial Tobacco has a strong presence in this market, with a cigarette share of 3.7% of the total market and 13.4% of the discount sector.

Key brands USA Gold and Sonoma are the third and sixth best-selling brands in the discount sector, with respective shares of 8.2% and 4.8%. Following the acquisition of the USA trademarks of Bali Shag and McClintock fine cut tobaccos in July 2007, Imperial Tobacco also has around 1% of the fine cut tobacco market to complement its established rolling papers and filter tubes business in the USA.

For further enquiries contact:

Alex Parsons
Group Media Relations Manager
+44 (0)117 933 7241
+44 (0)7967 467 241

John Nelson-Smith
Investor Relations Manager
+44 (0)117 933 7032